06004633

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 27 2006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPECTRUM CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6910 PACIFIC STREET, SUITE 214
(No. and Street)

OMAHA	NE	68106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. ROBERT GROW, PRESIDENT (402) 333-1888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NICHOLS, RISE & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

705 DOUGLAS STREET, SUITE 502,	SIOUX CITY	IA	51101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT C. GROW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPECTRUM CAPITAL, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY-State of Nebraska
KRISTIN HERRBOLDT
My Comm. Exp. Dec. 15, 2009

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPECTRUM CAPITAL, INC.

INDEX

INDEPENDENT AUDITOR'S REPORT

Nichols, Rise & Company, L.L.P.

Certified Public Accountants and Consultants

W. F. Sibley, CPA
R. L. Stinger, CPA
D. L. Lacey, CPA
S. B. Bieber, CPA
C. D. Merry, CPA
R. W. Grenko, CPA
L. M. Shoemaker, CPA, CMA

E. C. Nichols, CPA (1916-2003)
C. L. Rise, CPA (1921-2003)

L. J. Tuttle, CPA
S. R Goodwin, CPA
A. E. Hill, CPA
A. J. Walchek, CPA
R. R. Ericson, CPA
L. K. Beecher, CPA
B. J. Kooiker, CPA
S. E. Boden
P. M. Riemer
A. P. Lloyd
J. E. Maise
D. L. Sands
J. A. Theisen
J. A. Perez

P. K. Peters
V. A. Steenhoek
C. R. Livermore

Member of AICPA Division for Certified Public Accounting Firms

Member of Polaris International

To the Board of Directors and Stockholders
of Spectrum Capital, Inc.

We have audited the accompanying statement of financial condition of Spectrum Capital, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Capital, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information, as listed in the index, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nichols, Rise & Company, LLP

Sioux City, Iowa
February 1, 2006

SPECTRUM CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Current Assets:		
Cash	$ 142,353	
Commissions Receivable	118,593	
Receivable from Clearing Organization	11,306	
Other Receivables	32,348	
Deposit with Clearing Organization	100,000	
Prepaid Expenses	16,028	
		$ 420,628
Non-Compete Agreement, Net		27,083
Furniture and Equipment, Net		37,803
Goodwill		243,000
Total Assets		$ 728,514

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Payable to Clearing Organization	$ 521	
Accounts Payable	5,509	
Commissions Payable	270,477	
		$ 276,507
Stockholder's Equity:		
Common Stock	15,000	
Paid-In Capital	448,000	
Retained Earnings (Deficit)	(10,993)	
		452,007
Total Liabilities and Stockholder's Equity		$ 728,514

See accompanying notes

SPECTRUM CAPITAL, INC.
STATEMENT OF INCOME

Year Ended December 31, 2005

Revenues:		
Commissions	$ 2,946,530	
Transaction Fees	196,325	
Interest	11,236	
		$ 3,154,091
Operating Expenses:		
Commission Expense	2,501,938	
Management Fee	81,434	
Transaction Clearing Expense	76,053	
Salaries, Payroll Taxes, and Benefits	246,321	
Insurance	2,352	
Depreciation and Amortization	67,227	
Professional Fees	18,324	
Office	28,322	
Licensing Fees	26,119	
Computer/Data Communications	47,917	
Rent	44,343	
Sales, Training, Marketing	22,893	
Other	18,196	
		3,181,439
Net Loss		$ (27,348)

See accompanying notes

SPECTRUM CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2005

	Issued Shares	Common Stock	Paid-In Capital	Retained Earnings	Stockholder's Equity
December 31, 2004	100	$ 15,000	$ 448,000	$ 61,355	$ 524,355
Dividends				(45,000)	(45,000)
Net Loss				(27,348)	(27,348)
December 31, 2005	**100**	**$ 15,000**	**$ 448,000**	**$ (10,993)**	**$ 452,007**

Common Stock:

Par Value - None
Authorized 20,000 Shares

See accompanying notes

SPECTRUM CAPITAL, INC.
STATEMENT OF CASH FLOWS

Year Ended December 31, 2005

Cash Flows from Operating Activities:		
Net Loss	$ (27,348)	
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	67,227	
Changes in Operating Assets and Liabilities:		
Receivables	64,679	
Prepaid Expenses	4,829	
Accounts and Commissions Payable	(43,886)	
Net Cash Provided by Operating Activities		$ 65,501
Cash Flows Used by Investing Activities:		
Purchase of Furniture and Equipment		(8,416)
Cash Flows Used by Financing Activities:		
Dividends Paid		(45,000)
Net Change in Cash		12,085
Cash - Beginning of Year		130,268
Cash - December 31,		$ 142,353

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND OPERATIONS

Spectrum Capital, Inc. is an introducing broker-dealer registered with the National Association of Securities Dealers (NASD). The Company is engaged in the sale of mutual funds, stocks, bonds, variable annuities, and variable universal life insurance. The Company executes and clears trades through an unaffiliated brokerage firm on a fully disclosed basis.

The Company is a wholly owned subsidiary of Premier Financial, Inc.

ACCOUNTING POLICIES

Accounting Method

The financial statements are prepared on the accrual basis of accounting. Commission income is recorded on a trade-date basis.

Depreciation and Amortization

Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company is included in the consolidated income tax return of its parent company. No provision for income taxes has been made in the accompanying financial statements because the Company has elected to be taxed as a "qualified sub-chapter S subsidiary." Under this election, the Company's net income is reported by the shareholders of the parent company on their individual returns.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's estimates and judgments.

NON-COMPETE AGREEMENT, NET

The non-compete agreement is being amortized over its three-year life using the straight-line method. Amortization expense for 2005 is $50,000.

Cost	$ 150,000
Accumulated Amortization	(122,917)
Book Value, December 31, 2005	$ 27,083

FURNITURE AND EQUIPMENT, NET

Furniture and equipment are as follows:

	Estimated Lives		Cost		Net Investment
Computer Equipment	5 years	$	37,399	$	18,714
Office Furniture and Equipment	7 years		18,822		13,986
Computer Software	3-5 years		27,527		5,103
		$	83,748	$	37,803

Depreciation expense is $17,227 for 2005. Accumulated depreciation at December 31, 2005, is $45,945.

GOODWILL

Goodwill arises from the purchase of assets from the former parent company. The purchase cost in excess of the fair value of tangible and identifiable intangible assets is recorded as goodwill. SFAS No. 142, "Goodwill and Other Intangible Assets," requires that goodwill not be amortized, but that it be reviewed annually for impairment. If, based on these reviews, goodwill is found to be impaired, the carrying value will be adjusted through a charge to earnings. Management believes that there has been no impairment of goodwill.

Cost and Carrying Value	$	243,000

NET CAPITAL AND NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $88,109 and a net capital ratio of 3.1 to 1.

RELATED-PARTY TRANSACTIONS

The Company paid its parent for the following items:

Management Fee	$	81,434
Commission		650
Reimbursement of Employee Benefits		35,362
Reimbursement of Insurance		56,163

The parent paid the Company for the following item:

Reimbursement of Office Wages	$	26,272

OPERATING LEASES

The Company leases its office space under a lease ending May 31, 2010, which calls for monthly rent of $3,234, increasing to $3,443 in December 2008. It also leases office equipment for a total of $867 per month under leases ending in 2006 through 2008.

Minimum lease payments are as follows:

2006	$	47,966
2007		45,272
2008		42,661
2009		41,316
2010		17,215

Total rent expense for all operating leases is $44,343 in 2005.

RETIREMENT PLAN

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE). Under the plan, the employee may make contributions of up to $10,000 annually. The Company has chosen to make non-elective contributions of 2%. Expense under this plan was $4,994 for the year ended December 31, 2005.

FINANCIAL INSTRUMENTS AND CREDIT CONCENTRATION RISKS

The Company utilizes a carrying broker to execute and settle securities transactions on behalf of the Company's customers. In the event that a Company customer is unable to fulfill his contractual obligations, the Company is required to indemnify the carrying broker for any loss suffered.

Bank balances often exceed the FDIC insured limit of $100,000.

Approximately one-third of the Company's representatives are employed by a group of affiliated banks. The agreement with these banks expires in July 2006. The Company is negotiating an extension of the agreement.

SUPPLEMENTAL INFORMATION

SPECTRUM CAPITAL, INC.
RECONCILIATION OF NET CAPITAL AND RESERVE REQUIREMENT COMPUTATIONS

December 31, 2005

Reconciliation of Net Capital

Net Capital Per Unaudited FOCUS Report - December 31, 2005	$	88,109
Audit Adjustments:		
None		
Net Capital Per Audited FOCUS Report - December 31, 2005	$	88,109

Reserve Requirement

The Company is exempt from the reserve requirement's under rule 15c-3-3(k)(2) of the Securities and Exchange Commission.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [X] 26 17a-5(d)

NAME OF BROKER-DEALER SPECTRUM CAPITAL, INC. [13]	SEC FILE NO. 8-43627 [14]
	FIRM I.D. NO. 28303 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) 6910 PACIFIC STREET, SUITE 214 [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 01/01/05 [24]
OMAHA [21] NEBRASKA [22] 68106 [23] (City) (State) (Zip Code)	AND ENDING (MM/DD/YY) 12/31/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	**(Area Code) — Telephone No.**
ROBERT C. GROW, PRESIDENT [30]	(402) 333-1888 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ____
Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

NICHOLS, RISE & COMPANY, L.L.P. [70]

ADDRESS

705 DOUGLAS STREET, SUITE 502 [71]	SIOUX CITY [72]	IOWA [73]	51101 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPECTRUM CAPITAL, INC. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/05 [99]
SEC FILE NO. 8-43627 [98]
Consolidated [198]
Unconsolidated X [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 142,353 [200]		$ 142,353 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	11,306 [295]		
B. Other	100,000 [300]	$ [550]	111,306 [810]
3. Receivable from non-customers	110,957 [355]	39,984 [600]	150,941 [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	37,803 [680]	37,803 [920]
11. Other assets	[535]	286,111 [735]	286,111 [930]
12. TOTAL ASSETS	$ 364,616 [540]	$ 363,898 [740]	$ 728,514 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPECTRUM CAPITAL, INC. as of 12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	521 [1114]	[1315]	521 [1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	275,986 [1205]	[1385]	275,986 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 276,507 [1230]	$ [1450]	$ 276,507 [1760]

Ownership Equity

21. Sole Proprietorship		$ [1770]
22. Partnership (limited partners)	($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		15,000 [1792]
C. Additional paid-in capital		448,000 [1793]
D. Retained earnings		(10,993) [1794]
E. Total		452,007 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 452,007 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 728,514 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPECTRUM CAPITAL, INC. as of 12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 452,007	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			452,007	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 452,007	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 363,898	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(363,898)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 88,109	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 88,109	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPECTRUM CAPITAL, INC. as of 12/31/05

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	18,433	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	38,109	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	60,458	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	276,507	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	276,507	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	314	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each *subsidiary to be consolidated, the greater of:*
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPECTRUM CAPITAL, INC.

For the period (MMDDYY) from 24 01/01/05 [3932] to 12/31/05 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions		137,879	3939
d. Total securities commissions		137,879	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares		2,808,651	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		207,561	3995
9. Total revenue	$	3,154,091	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits		246,321	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		26,119	4195
15. Other expenses		2,908,999	4100
16. Total expenses	$	3,181,439	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	(27,348)	4210
18. Provision for Federal income taxes (for parent only)	28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	(27,348)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$		4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPECTRUM CAPITAL, INC.

For the period (MMDDYY) from 01/01/05 to 12/31/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 524,355	4240
A. Net income (loss)			(27,348)	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)	(45,000)	4270
2. Balance, end of period (From item 1800)			$ 452,007	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ 0	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$ 0	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPECTRUM CAPITAL, INC. as of 12/31/05

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. *If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)*
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
      Name of clearing firm 30 PERSHING, L.L.C. [4335] X [4570]
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 0 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SPECTRUM CAPITAL, INC.
SCHEDULE OF NON-ALLOWABLE ASSETS

December 31, 2005

Non-Allowable Assets:		
Receivables from Non-Customers:		
Non-Allowable Commissions by Date or Product Type	$ 38,486	
Less Related Commissions Payable	(30,850)	
Receivable from Representatives	32,348	
		$ 39,984
Furniture and Equipment, Net		37,803
Other Assets:		
Goodwill	243,000	
Non-Compete Agreement, Net	27,083	
Prepaid Expenses	16,028	
		286,111
Total Non-Allowable Assets		$ 363,898

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a

Nichols, Rise & Company, L.L.P.

Certified Public Accountants and Consultants

To the Board of Directors
Spectrum Capital, Inc.

In planning and performing our audit of the financial statements of Spectrum Capital, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nichols, Rise & Company LLP

Sioux City, Iowa
February 1, 2006